

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2013

<u>Via Email</u>
Jonathan Kennedy
Senior Vice President Finance
 and Chief Financial Officer
Natus Medical Incorporated
1501 Industrial Road
San Carlos, CA 94070

> **Re: Natus Medical Incorporated**
> **Form 10-K for the year ended December 31, 2012**
> **Filed April 10, 2013**
> **Amendment No. 1 to Form 8-K dated June 29, 2012**
> **Filed May 1, 2013**
> **File No. 000-33001**

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition, page 38

Carrying value of intangible assets and goodwill, page 41

1. We note your disclosures regarding your impairment testing as of October 1, 2012. You state that the impairment testing indicated that the fair value of your European reporting unit exceeded the carrying value by only 17%. Please explain your basis for concluding that this unit's fair value significantly exceeds its book value. For any reporting units where the fair value does not substantially exceed the carrying value, please revise future filings to provide expanded disclosure. In this regard, disclose the amount of goodwill

allocated to the reporting unit, the degree of uncertainty associated with key assumptions and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please provide us with any proposed revised disclosures.

Liquidity and Capital Resources, page 47

2.   We note the significant increase in your accounts receivable balance at December 31, 2012, but do not see a corresponding discussion of the factors that led to the increase. Please tell us and revise future filings to discuss the factors contributing to this increase. Also discuss the typical payment terms that you offer to customers and explain the factors you consider in determining your allowance for doubtful accounts.

Note 16 – Segment, Customer and Geographic Information, page F-35

3.   We note that you operate in one reportable segment. We further note your discussions of your two different product families, Neurology and Newborn Care and Other. To help us better understand your segment reporting, please address the following:

- Provide us with a summary of your analysis of who is your chief operating decision maker pursuant to FASB ASC 280-10-50-5.

- Tell us how you evaluated your product families to determine whether they met the criteria for an operating segment outlined in FASB ASC paragraph 280-10-50-1.

- To the extent that you aggregated operating segments, please explain to us how they met the aggregation criteria outlined in FASB ASC paragraph 280-10-50-11.

- Explain how the acquisitions of Nicolet and Embla Systems LLC impacted your segment analysis.

Note 19 – Fair Value Measurements, page F-37

4.   We note that during the year ended December 31, 2012, you recorded impairment charges of $560,000 related to the impairment of trade names. We do not see where you have provided the fair value disclosures for non-recurring fair value measures required by FASB ASC paragraphs 820-10-50-1 and 2. Please revise your future filings accordingly or otherwise tell us how your current disclosures comply with such requirements.

Amendment No. 1 to Form 8-K dated June 29, 2012

5.   We note that on July 2, 2012 you acquired the Nicolet neurodiagnostic business from Care Fusion for $57.9 million cash. We further note that you filed the audited Statement of Assets Acquired and Liabilities Assumed as of June 30, 2012 and Statement of Revenues and Direct Expenses for the year ended June 30, 2012. Please provide us with

your calculation of the significance of this acquisition. Explain how your presentation of just one year of audited financial statements complies with Rule 3-05 of Regulation S-X.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief